UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0101
Washington, D.C. 20549	Expires: December 31, 2009
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FORM 144
SEC USE ONLY

NOTICE OF PROPOSED SALE OF SECURITIES	DOCUMENT SEQUENCE NO.
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker
WORK LOCATION
1 (a) NAME OF ISSUER (Please type or print) URANIUM STAR CORP.	(b) IRS IDENT. NO. 20-0803515	(c) S.E.C. FILE NO. 000-51151
1(d)ADDRESS OF ISSUER 520 - 141 Adelaide Street West Toronto, Ontario M5H 3L5	(e)TELEPHONE
	AREA CODE 416	NUMBER 364-4986
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD KERRY J. MCCULLAGH	(b) RELATIONSHIP TO ISSUER Greater than 5% Stockholder	(c) ADDRESS 475 Howe Street, Suite 206 Vancouver, British Columbia V6C 2B3
INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS identification Number and the SEC File Number.
3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities Are To Be Offered or Each Market Maker who Is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO/DAYYR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
		Broker-Dealer File Number
COMMON SHARES	First Canada Capital Partners 202-1770 56th Avenue Surrey, BC Canada V3S 1C7		576,435	$17,293	71,636,357	01/08/2009	OTC BB

INSTRUCTIONS:

1.	(a)	Name of issuer
	(b)	Issuer's IRS Identification Number
	(c)	Issuer's SEC file number, if any
	(d)	Issuer's address, including zip code
	(e)	Issuer's telephone number, including area code
2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
(c)	Such person's address, including zip code
3.	(a)	Title of the class of securities to be sold
(b)	Name and address of each broker through whom the securities are intended to be sold
(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
(f)	Approximate date on which the securities are to be sold
(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of the Class	Date you Acquired (MO/DAY/YR.)	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment (MO/DAY/YR.)	Nature of Payment
COMMON SHARES	06/20/2008	Gift from Family Member	Thornton J. Donaldson	5,400,000	06/20/2008	N/A

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
N/A	N/A	N/A	Nil	N/A

REMARKS:
INSTRUCTIONS:	ATTENTION:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

December 30, 2008	/s/ Kerry J. McCullagh
(DATE OF NOTICE)	(SIGNATURE) KERRY J. MCCULLAGH

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,	The notice shall be signed by the person for whose account the securities are to be sold.
IF RELYING ON RULE 10B5-1	At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)